Exhibit 99.1
Alcon, Inc.
Slides used during the Alcon, Inc. AAO Presentation
November 7, 2008



Alcon Investor
Meeting at AAO
November 7, 2008
Alcon

Safe Harbor Statement

This presentation, made on November 7, 2008, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 18, 2008.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon

Agenda

Topic	Speaker
Opening Remarks	Cary Rayment
Product Growth Drivers	Kevin Buehler
Question & Answer Session	Cary Rayment Rick Croarkin Kevin Buehler Sabri Markabi, PhD

Alcon

Long Term Favorable Business Model

- Diversified business model with multiple sources for growth
  - Global reach and leadership unmatched
- Solid long term fundamentals underlie our markets and our business
- New products in pipeline at all stages of development
- Long history of solid execution and financial performance
- Long term business model of 8-10% organic sales growth and positive margin evolution remains intact

Alcon

Alcon in the Current Market Environment

- Clear appreciation for current economic environment and potential impact on markets and our business
- Expect to deliver lower end of long term organic growth range in 2009
  - Economic Impacts and TobraDex®
- Facing currency headwind of 5-6% in 2009 (at current rates)
- Commercial operations expansion largely complete for now
  - Expect P&L leverage from investment in infrastructure
  - Making business decisions to deliver margin improvement
- Reviewing investment portfolio
- Expanding investment in research and in-licensing
  - Focusing on Glaucoma, Retina and Dry Eye

Research and Development Projects

Glaucoma

- AZARGA® a new glaucoma combination ex-US (Approval Pending)
- Travatan® Z clinical differentiation (Phase IV)
- Anecortave Acetate for Glaucoma studies and represents a shift in patient compliance (Phase II)

Retina

- RTKi compound for wet AMD (Phase II)
- Tandispirone for dry AMD (Phase I)

Cataract

- ReSTOR® Aspheric +3.0 IOL in U.S. (PMA filed in Q2 2008)
- AcrySof® Toric higher power lenses (Advanced development)
- AcrySof® Phakic IOL (CE Marked in EU, Advanced Development in U.S)
- AcrySof® ReSTOR® Aspheric Toric IOL (Early Development)

Alcon

Product Growth Drivers

Advanced Technology IOLs

New Equipment Platforms

New Glaucoma Formulations

Alcon

Product Growth Drivers

Advanced Technology IOLs

New Equipment Platforms

New Glaucoma Formulations

Alcon

Alcon Remains the #1 Choice in PC-IOLs

PC-IOL Usage Share as a % of Surgeons



4Q 2007
20%
17%
63%
ReSTOR®/ ReSTOR® Aspheric
ReZoom*
Crystalens*
3Q 2008
12%
15%
10%
63%
ReSTOR®/ ReSTOR® Aspheric
ReZoom*
Crystalens*
Crystalens HD*

*Trademarks are property of their respective owners.

Source: Alcon Internal Data

Alcon

AcrySof® ReSTOR® +3.0 Key Benefits



AcrySof® ReSTOR® +3.0

- Received CE mark in Q3 2007
- Announced ex-U.S. launch at ESCRS in September
- Filed PMA with FDA in Q2 2008, expecting response by early 2009

- Aspheric acrylic design based on highly biocompatible AcrySof® Materials
- Maintains all visual performance benefits of +4.0 at near, intermediate and distance
- Extends reading distance by 7cm (2.8 in)
- Improves intermediate visual acuity by 1 – 1.5 line(s)
- Aspheric optic provides improved image quality
- Higher rate of patient satisfaction and spectacle independence

Alcon

Visual Acuity Comparison of the ReSTOR® Lenses

Improved Vision at All Distances

	ReSTOR® Aspheric +3.0	ReSTOR® Aspheric +4.0
20/20 or Better	31.2%	8.4%
20/25 or Better	61.6%	21.4%
20/32 or Better	86.2%	49.6%
20/40 or Better	94.9%	71.8%
Worse than 20/40	5.1%	28.2%

Note/ Comparison of AcrySof® ReSTOR® Aspheric 3 months postoperatively after binocular implantation.

Data on File. Alcon, Inc.

Alcon

Mean Visual Disturbances


ACRI.LISA*
REZOOM*
TECNIS*
ReSTOR® Aspheric +4.0
ReSTOR® Aspheric +3.0

*Trademarks are property of their respective owners.

Images provided by Jim Schwiegerling at the University of Arizona.

Alcon

AcrySof® Toric Distinguishing Characteristics



AcrySof® Toric

- Precise astigmatic correction
- Unparalleled rotational stability
- Distance vision and spectacle freedom
- Calculator for precise surgical planning
- Member of the proven AcrySof® platform
- Diopter extensions are in development

Alcon

Near Full Penetration of AcrySof® Toric

Penetration Rate Among Toric Implanting Surgeons



100%
80%
60%
40%
20%
0%
% of Surgeons
64%
75%
80%
84%
98%
93%
96%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
AcrySof® Toric

Source: Q3 2008 Internal Alcon Data

U.S. Unit Market Share for Toric Lenses as of Q2 2008



AcrySof® Toric
97%
Staar Toric
3%

Source: Market Scope Q2 2008

Alcon

AcrySof® Phakic Lens Attributes

- Unique design and biocompatible material
- Low haptic force and vault dynamic response
- Small incision delivery with minimal endothelial cell loss
- Effective visual correction supported by clinical results
- Refractive power range of -6.0 to -16.5
- Potential expansion to toric and presbyopic correction



AcrySof® Phakic
(Currently not available in the U.S.)

Alcon


AcrySof® Phakic Lens Effects on Visual Acuity
Change in Best Spectacle Corrected Visual Acuity from Pre-Operation
Over 50% of patients achieved one line or more increase over pre-op at both 1 and 3 years
1 Year
3 Years
50%
40%
30%
20%
10%
0%
0% 0%
0% 1%
1% 1%
43% 39%
35% 40%
17% 14%
5% 5%
> 2 Line Decrease
2 Line Decrease
1 Line Decrease
No Change
1 Line Increase
2 Line Increase
> 2 Line Increase
US Status: Investigational device limited by Federal Law to investigational use only.
Data on file. Alcon, Inc.
Alcon

AcrySof® Phakic: Effects on Endothelial Cells

Mean Chronic Loss in Central ECD

Minimal effect on Chronic Endothelial Cell Density (ECD) with year 1 and 2 show gains in ECD



% Annualized ECD Loss
3
2.5
2
1.5
1
0.5
0
-0.5
-1
-1.5
-2
1
1.5
2
2.5
3
Postoperative Visit (years)

Data shown is mean chance with upper 90% confidence interval.
US Status: Investiqational device limited by Federal Law to investiqational use only.

Data on File. Alcon, Inc.

Alcon

Alcon at the AAO: IOLs

- SOE: Astigmatism Correction with Alcon Toric IOLs
  - Sunday, 11/9, 2:00-3:30 p.m., Georgia World Congress Center, Level 1, Hall B-5
- Common Pitfalls of Presbyopia-Correcting IOLs: How to Predict and Prevent Failure
  - Sunday, 11/9, 3:15-5:30 p.m., Georgia World Congress Center, Room B406
- Optical Performance of 3D- and 4D-Add Adopized Diffractive IOLs, Full-Aperture Diffractive IOLs and Zonal Refractive IOLs in a Model Eye
  - Monday, 11/10, 12:30-2:00 p.m., Georgia World Congress Center, Level 1, Hall B-5
- Evaluation of Postoperative Rotational Stability of the AcrySof® Toric IOL Using a New Software
  - Monday, 11/10, 12:30-2:00 p.m., Georgia World Congress Center, Level 1, Hall B-5

Product Growth Drivers

Advanced Technology IOLs

New Equipment Platforms

New Glaucoma Formulations

Alcon

LAUREATE™ World Phaco System

LAUREATE™ Target Strategy

- Entry to mid-level phaco system
- Significant potential in emerging markets
- Enables an entry point to the Alcon portfolio of products for lower tier surgeons

LAUREATE™ Features

- Traditional ultrasound technology without OZil® torsional handpiece
- Innovative fluidic management
- Easy to use graphic user interface



Alcon

Vitreoretinal Equipment Share Development


ACCURUS
by Alcon


U.S. ACCURUS®
Installed Base Share Growth
90
60
30
0
15%
84%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Historical estimation based on trends,

Source: Internal Alcon Surveys, 1999 – 2000

Alcon®


CONSTELLATION® Improvements over ACCURUS®
Barcode Scanner
Ultrasonics/Diathermy
Pneumatics:
VFC Injection/Extrusion
Pneumatic Scissors/Forceps
ULTRAVIT® 5000 CPM
Auto-Gas Filling
Fluidics:
Integrated Pressurized Infusion
- IOP Control
Vac Control 650mmHg
Flow Control
Automated F/AX
Embedded PUREPOINT® Laser
17" Display
Xenon Illumination
Articulating Tray Arm
Auxiliary Illuminator
Primary Footswitch
Alcon

ULTRAVIT® Vitrectomy Probe Features

- High Speed Vitrectomy Probe
  - 5000 CPM and variable duty cycle control (standard 2500 CPM)
  - Allows for more physician control and enables work closer to the retina



Alcon at the AAO: Surgical Equipment

- CONSTELLATION® Vision System Clinical Experiences Panel Discussion
  - Sunday, 11/9, 9:45 a.m., Georgia World Congress Center, Alcon Booth #1300
- CONSTELLATION® Vision System: Challenging Cases Panel Discussion
  - Sunday, 11/9, 1:30 p.m., Georgia World Congress Center, Alcon Booth #1300
- Architectural Design for CONSTELLATION® Vision System
  - Monday, 11/10, 10:35 a.m., Georgia World Congress Center, Alcon Booth #1300

Alcon

Product Growth Drivers

Advanced Technology IOLs

New Equipment Platforms

New Glaucoma Formulations

Alcon

Growing the TRAVATAN® Family

Alcon Global Prostaglandin Market Share

TRAVATAN® Family has gained 3.8 share points following DuoTrav™ and TRAVATAN Z® launches



14.6%
18.4%
12%
8%
4%
0%
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
TRAVATAN®
TRAVATAN Z®
DUOTRAV™
Source: IMS

U.S. Rx Share of TRAVATAN Z® as a Percentage of the Total TRAVATAN® Franchise

TRAVATAN® Franchise is up 6.3 share points since TRAVATAN Z® launch



100%
0%
TRAVATAN®
TRAVATAN Z®
55%
U.S. Launch of TRAVATAN Z®
Source: WK Health

Alcon

Continued Development of DuoTrav™

DuoTrav™ Market Share in EU, Australia and Canada


24.2%
25%
20%
15%
10%
5%
0%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Source: IMS

Alcon

Azopt® Gaining Global Market Share

Global TCAI Market Share Development



60%
55%
50%
45%
40%
Azopt®
Trusopt*
55.9%
49.5%
48.8%
41.7%
14.2 Share Point Spread
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08

* Trusopt is a registered trademark of Merck.

Source: IMS

Alcon

Expanding Glaucoma Product Portfolio

AZARGA® Suspension

- Brinzolamide 1% / Timolol 0.5% fixed combination
- Powerful efficacy, superior comfort
- European marketing application filed in 4Q 2007
  - Positive opinion received


AZARGA
10 mg/ml + 5 mg/ml
eyedrops, suspension
Brinzolamide/Timolol
Ocular Use
Alcon
1 x 5 ml
Alcon
5 ml

Alcon

Favorable Patient Response

Ocular Comfort



60%
40%
20%
0%
% With no Ocular Discomfort
48.9%
14.9%
AZARGA® Suspension
COSOPT*

Patient Preference



COSOPT*
20.8%
79.2%
AZARGA® Suspension

* COSOPT is a registered trademark of Merck.

[illegible]

[illegible]

Alcon

Gaining Market Share in Pharmaceuticals

RX Growth	Global June YTD		US September YTD		US September 2008
	Brand	Market	Brand	Market	Market
TRAVATAN® Family	16.3%	8.3%	13.4%	-0.6%	4.4%
Azopt®	7.7%	6.1%	16.1%	4.4%	5.1%
Vigamox®*	20.6%	7.7%	-2.3%	-4.3%	-0.7%
TobraDex®	6.8%	7.4%	-7.9%	-4.1%	0.8%
NEVANAC®	62.2%	3.4%	21.5%	9.8%	11.5%
Patanol® + Pataday™	23.1%	2.3%	-2.7%	-8.3%	-3.1%
CIPRODEX®* / Cipro HC	7.4%	0.3%	7.6%	0.3%	4.3%

* Moxifloxacin, the active ingredient in **Vigamox®**, is licensed to Alcon by Bayer HealthCare AG
CIPRODEX® is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG

Source: Global-IMS US-WK Health

Alcon

Alcon at the AAO: Glaucoma

- Optimizing Patient Care: Managing Glaucoma and Ocular Surface Disease: A Care-Based Interactive Discussion (an Ophthalmology Times Educational Symposium)
  - Sunday, 11/9, Marriott Marquis
    - 6:00-6:30 a.m. Registration
    - 6:30-8:00 a.m. Symposium

- A Study of Anecortave Acetate (7.5 and 15 mg) vs. Vehicle in Patients with Open-Angle Glaucoma
  - Monday, 11/10, 8:30-8:38 a.m., Georgia World Congress Center, A411

Alcon





Alcon Investor Meeting at AAO

November 7, 2008

AcrySof® Phakic Lens Attributes

- **Unique design and biocompatible material**
- **Low haptic force and vault dynamic response**
- **Small incision delivery with minimal endothelial cell loss**
- **Effective visual correction supported by clinical results**
- **Refractive power range of -6.0 to -16.5**
- **Potential expansion to toric and presbyopic correction**



AcrySof® Phakic

(Currently not available in the U.S.)

Alcon